Exhibit 99.1

ADC Therapeutics to Host Fourth Quarter and Year-End 2020

Financial Results Conference Call on March 18, 2021

Lausanne, Switzerland, March 11, 2021 – ADC Therapeutics SA (NYSE: ADCT), a late clinical-stage oncology-focused biotechnology company pioneering the development and commercialization of highly potent and targeted antibody drug conjugates (ADCs) for patients with hematological malignancies and solid tumors, today announced that it will host a conference call and live webcast on Thursday, March 18, 2021 at 8:30 a.m. ET to report financial results for the fourth quarter and year-end 2020 and provide business updates.

To access the live call, please dial 833-303-1198 (domestic) or +1-914-987-7415 (international) and provide conference ID 4985202. A live webcast of the presentation will be available under “Events and Presentations” in the Investors section of the ADC Therapeutics website at ir.adctherapeutics.com. The archived webcast will be available for 30 days following the call.

About ADC Therapeutics

ADC Therapeutics SA (NYSE: ADCT) is a late clinical-stage oncology-focused biotechnology company pioneering the development and commercialization of potent and targeted antibody drug conjugates (ADCs) for patients with hematological malignancies and solid tumors. The Company has created a deep clinical pipeline by combining its decades of experience and strategic target selection with proprietary next-generation pyrrolobenzodiazepine (PBD) technology. The Company’s Biologics License Application for its lead product candidate, loncastuximab tesirine (Lonca, formerly ADCT-402) for the treatment of relapsed or refractory diffuse large B-cell lymphoma was given priority review status by the U.S. Food and Drug Administration and a Prescription Drug User Fee Act (PDUFA) target date of May 21, 2021. The Company’s second lead product candidate, camidanlumab tesirine (Cami, formerly ADCT-301), is being evaluated in a 117-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory Hodgkin lymphoma.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

CONTACTS:

Investors

Eugenia Litz

ADC Therapeutics

Eugenia.Litz@adctherapeutics.com

Tel.: +44 7879 627205

Amanda Hamilton
ADC Therapeutics
amanda.hamilton@adctherapeutics.com
Tel.: +1 917 288 7023

EU Media
Alexandre Müller
Dynamics Group
amu@dynamicsgroup.ch
Tel: +41 (0) 43 268 3231

USA Media
Annie Starr
6 Degrees
astarr@6degreespr.com
Tel.: +1 973-768-2170